Exhibit 99.(a)(2)

Everest Tender Offer Email to Advisors

As our valued partner, we want to make you aware that your clients who own shares of Class A Common Stock of Industrial Property Trust Inc. (IPT), an investment platform sponsored by Black Creek Group, will be receiving a mailing from Everest REIT Investors I, LLC and its affiliate, Everest REIT Properties, LLC (collectively, “Everest”) containing an unsolicited third-party tender offer to purchase up to an aggregate of 5,300,000 shares of outstanding Class A common stock (the “Shares”) of IPT at a price of $9.25 per share (the “Everest Offer”). Everest and the Everest Offer are not in any way affiliated with IPT.

IPT will NOT be sharing your clients’ information with Everest and our trusted transfer agent and proxy solicitation firm will mail the Everest Offer out on behalf of Everest in order to protect your client’s information from being provided to Everest directly.  We are committed to protecting your client’s personal information.

In the near future, your clients will receive a separate letter from the IPT board of directors and IPT’s response to the Everest Offer, recommending that the stockholders REJECT the Everest Offer and NOT tender their shares to Everest pursuant to the Everest Offer. If your clients accept the Everest Offer at the offer price of $9.25 per share then they will receive up to $3.29 LESS per share than the estimated $12.54 per share special distribution they would receive in connection with the closing of the Asset Sale.

The board of directors is very concerned about the timing of the Everest Offer. On October 21, 2019, IPT filed a definitive proxy statement with respect to the Company’s annual meeting of stockholders to be held on December 11, 2019 in order to vote on and approve the Asset Sale and the other transactions contemplated by the Merger Agreement. If your clients accept the Everest Offer, they will not be entitled to receive the special distribution of $12.54 in connection with the closing of the Asset Sale.

For the letter from the IPT Board of Directors and IPT’s response, please see below.

Stockholder letter (link).

Response from board of directors (link)

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements generally can be identified by use of statements that include words such as “intend,” “plan,” “may,” “should,” “could,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions.  Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of IPT to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include, but are not limited to, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure of IPT to obtain the requisite vote of stockholders required to consummate the proposed Asset Sale or the failure to satisfy the other closing conditions to the Asset Sale or any of the other transactions contemplated by the Merger Agreement; (iii) risks related to disruption of management’s attention from IPT’s ongoing business operations due to the proposed Asset Sale; (iv) the effect of the announcement of the proposed Asset Sale on the ability of IPT to retain key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; (v) the ability of third parties to fulfill their obligations relating to the proposed Asset Sale, including providing financing under current financial market conditions; (vi) the outcome of any legal proceedings that may be instituted against IPT and others related to the Merger Agreement and the transactions contemplated thereby, including the Asset Sale; (vii) the risk that the Asset Sale, or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all; (viii) the ability of IPT to implement its operating strategy; (ix) IPT’s ability to manage planned growth; (x) changes in economic cycles; and (xi) competition within the real estate industry.

In addition, these forward-looking statements reflect IPT’s views as of the date on which such statements were made. IPT anticipates that subsequent events and developments may cause its views to change. These forward-looking statements should not be relied upon as representing IPT’s views as of any date subsequent to the date hereof. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by IPT or any other person that the results or conditions described in such statements or the objectives and plans of IPT will be achieved. Additional factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in IPT’s SEC reports, including, but not limited to, the “Risk Factors” section of IPT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 6, 2019, as amended by IPT’s Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on April 10, 2019, the “Risk Factors” section of subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which factors are incorporated herein by reference. IPT expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrence.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed Asset Sale, on October 21, 2019, IPT filed with the SEC and commenced mailing of a proxy statement and other relevant materials, and IPT intends to hold a meeting of its stockholders on December 11, 2019 to obtain the requisite stockholder approval. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, STOCKHOLDERS OF IPT ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ASSET SALE. The proxy statement and other relevant materials containing information about the proposed transactions, and any other documents filed by IPT with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov and IPT’s website at www.industrialpropertytrust.com. In addition, stockholders may obtain free copies of the proxy statement and other documents filed by IPT with the SEC by directing a written request to the following address: Industrial Property Trust Inc., Attention: Investor Relations, 518 Seventeenth Street, 17th Floor, Denver, CO 80202.

IPT, Black Creek Group, Industrial Property Advisors LLC, IPT’s external advisor, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of IPT in connection with the Asset Sale. Information about these persons and their ownership of IPT’s common stock is set forth in IPT’s proxy statement, which was filed with the SEC on October 21, 2019.